UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission File Number: 001-07952

A.   Full title of the plan and the address of the plan, if different  from that of the issuer named below:

KDA Retirement Plan

c/o Kyocera Document Solutions America, Inc.

225 Sand Road

Fairfield, NJ 07004

B:   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kyocera Corporation
6, Takeda, Tobadono-cho
Fushimi-ku
Kyoto, Japan 612-8501

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KDA Retirement Plan

Date: June 28, 2016	By:	/s/ Nicholas Maimone
Nicholas Maimone
Chief Financial Officer
Kyocera Document Solutions America, Inc.

2

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of EisnerAmper LLP	Filed herewith

3

KDA RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2015 and 2014

(with supplementary information)

KDA Retirement Plan

*         Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

of the KDA Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the KDA Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) as of December 31, 2015 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EISNERAMPER LLP

Iselin, New Jersey

June 28, 2016

KDA RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
ASSETS

Investments, at fair value:
Mutual funds	$64,077,315	$59,891,306
Self-directed participant investments	240,857	177,248
Common stock	1,658,173	1,762,835
Stable value common trust fund	17,594,355	16,759,726

Total investments	83,570,700	78,591,115

Notes receivable from participants	1,609,094	1,728,256

Participant contributions receivable	106,454	120
Employer contributions receivable	76,258	1,057

NET ASSETS AVAILABLE FOR BENEFITS	$85,362,506	$80,320,548

See accompanying notes to financial statements.

KDA RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to/deductions from net assets available for benefits:
Investment income:
Net depreciation in fair value of investments	$(2,975,044)

Dividends	4,472,491

Total investment gain	1,497,447

Interest on notes receivable from participants	68,937

Contributions:
Employer, net of forfeitures	2,380,212
Participants	4,567,147
Rollover	1,172,473

Total contributions	8,119,832

Deductions:
Benefits paid to participants	(4,589,835)
Administrative expenses	(54,423)

Net increase	5,041,958

Net assets available for benefits:
Beginning of year	80,320,548

End of year	$85,362,506

See accompanying notes to financial statements.

KDA RETIREMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN

The following description of the KDA Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

[1]                   General information:

The Plan was established on December 1, 1982, and is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all eligible employees of KYOCERA Document Solutions America, Inc. (“KDA”), formerly Kyocera Mita America, Inc. (“KMA”), and its wholly owned subsidiary KYOCERA Technology Development, Inc. (collectively, the “Company”).  The Plan is administered by a committee appointed by the Board of Directors (the “Committee”) of KDA.  KDA is wholly-owned subsidiary of KYOCERA Document Solutions, Inc. which is a wholly owned subsidiary of Kyocera Corporation, the ultimate parent company in Japan whose shares are publically traded on the New York Stock Exchange as American Depository Receipts.

Effective April 1, 2012 Kyocera Mita America, Inc. changed its name to KYOCERA Document Solutions America, Inc.  The name change was part of a global strategy initiated by the Company’s parent.  In addition, the Company’s wholly owned subsidiary, Kyocera Technology Development, Inc. changed its name effective April 1, 2012 to KYOCERA Document Solutions Development America, Inc.  Accordingly, on April 1, 2012 the name of the Plan changed to the KDA Retirement Plan.

[2]                   Eligibility for participation:

Employees of the Company become eligible on the first day of their employment.  Enrollment to the Plan will commence on the first day of the payroll period coinciding with or following the date of employment.  An employee is not eligible if the individual is a leased employee, employee from Kyocera Mita Corp. on temporary assignment in the US, employed as an intern or work study program or all employees aggregated under section 414(b), 414(c) or 414(m) of the Internal Revenue Code (the “Code”) other than the employees of Kyocera Technology Development, Inc. and Kyocera Mita South Carolina, Inc.

[3]                   Contributions:

Each participant may elect to contribute from 1 to 75 percent, of his or her compensation, as defined in the plan document, on a pretax basis and subject to certain limitations as provided in the Code.  Employee contributions exceeding certain defined limitations will be refunded. Participants may also rollover contribution amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes on behalf of each participant an amount equal to 100 percent of the participant’s contribution to a maximum of up to 5 percent of the participant’s compensation, as defined (“Matching Contribution”).  The Company may make additional discretionary

KDA RETIREMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

[3]                   Contributions (CONTINUED)

contributions on behalf of each participant (“Discretionary Profit Sharing”).  During the year ended December 31, 2015, the Matching Contribution was $2,380,212 (net of forfeitures of $1,732).

[4]                   Vesting:

A participant is immediately vested in his or her contribution, the Company’s matching contribution and the Company’s Discretionary Profit Sharing contributions, if any.  Effective January 1, 2009, the Plan was amended such that participants would prospectively be 100% vested in all Matching Contributions made by the Company.  The Company’s Matching Contribution made to the Plan on or before December 31, 2008 will vest, in accordance with the table set forth below.

Percentage
Years of Service	Vested

1 year	0%
2 years	25%
3 years	50%
4 years	75%
5 years	100%

After 5 years of service, the participants will become fully vested in all contributions made to the Plan on or before December 31, 2008.

A participant is fully vested in all of the Company contributions if he or she is eligible for early or normal retirement, upon death or disability prior to termination of employment.

[5]      Forfeitures:

Forfeitures of employer Matching Contributions are used to reduce the employer’s Matching Contribution.  Forfeitures of Matching Contributions, which represent those Matching Contributions that are unvested, occur when the participant’s vested account balances are distributed or after five consecutive one year breaks in service, if earlier.  For the Plan year ended December 31, 2015, the forfeited employer’s contribution, including earnings, on such forfeitures amounted to $8,502.  During 2015, $1,732 of cumulative forfeitures was used to offset the employer’s contribution. The amounts of unused forfeitures available to reduce future Matching Contributions was $6,924 and $154  at December 31, 2015 and 2014, respectively.

[6]      Recent accounting pronouncements:

In May 2015 the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07 (“ASU 2015-07”), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), an amendment to Fair Value Measurement Topic 820.  ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all

KDA RETIREMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

[6]      Recent accounting pronouncements (CONTINUED):

investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Plan elected to adopt ASU 2015-07 as of and for the year ended December 31, 2015. Accordingly, investments measured using the net asset value per share practical expedient have not been categorized within the fair value hierarchy. The amendment has been applied retrospectively to all periods presented.

In July 2015 the FASB issued Accounting Standards Update No. 2015-12 (“ASU 2015-12”), Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965) (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient. Part 1 eliminates the requirement to measure the fair value of fully benefit responsive investment contracts and provide certain disclosures.  Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value.  Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  Part III allows an employee benefit plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments using the month end closest to its fiscal year end. The amendments are effective for fiscal years beginning after December 15, 2015. Earlier application is permitted. The Plan elected to adopt ASU 2015-12 as of and for the year ended December 31, 2015, and therefore has eliminated and simplified disclosures as required by Part II of the ASU.  These changes have been applied retrospectively to all periods presented.

[7]                   Payment of benefits:

While employed, a participant may be entitled to withdraw up to 100 percent of his or her contributions if he or she meets one of the following criteria:

(a)                     he or she has attained age 59½; or

(b)                     he or she is in immediate and heavy financial need, as defined.

Upon termination a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments.

KDA RETIREMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

[8]                   Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance on the date the loan is granted.  There is a one-time loan-processing fee of $50, which is charged directly to the participant account at the time of the loan. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Loan terms range up to five years or a reasonable time period that may exceed five years for the purchase of the participant’s principal place of residence.  Repayment is made through payroll deduction.  The loans bear interest at the prime rate plus 1% per annum at inception. Rates ranged from 4.25% to 6% at December 31, 2015.

Failure to make any installment payment when due in accordance with the terms of the loan results in a deemed distribution to the participant or beneficiary for tax purposes of the entire outstanding loan balance at the time of such failure.

[9]                   Participant accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

[10]            Plan expenses:

General and administrative expenses of the Plan are paid by KDA or the Plan, including certain expenses paid through money deposited by the plan custodian in an Administrative Budget Account. Qualified Plan expenses paid from the Administrative Budget Account are approved by the plan sponsor. Total administrative expenses of $54,423 were paid during the year ended December 31, 2015, of which $46,950 were paid from the Administrative Budget Account.

[11]   Amendment and termination:

The provisions of the Plan may be amended at any time by the Committee, provided, however, that no part of the funds of the Plan shall be used for or diverted to purposes other than the exclusive benefit of the participants and their beneficiaries.  Further, no such amendment or modifications shall impair the rights of the participants already vested.

KDA RETIREMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

[11]    Amendment and termination (CONTINUED):

The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, subject to the provisions of ERISA, at any time.  In the event of termination, the interest of each participant shall be fully vested and nonforfeitable.  In case of termination, each account is distributed to or on behalf of the participant or beneficiary under one or more of the following methods:

A)                       A lump sum or installment payment; or

B)                       Transfer to any other qualified trust.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]                   Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

[2]                   Investment valuation and income recognition:

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note C for discussion of fair value measurements.

Investment transactions are accounted for on a trade date basis.  Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

[3]     Net change in fair value of investments:

The Plan presents in the statement of changes in net assets available for benefits the net change in fair value of investments which consists of realized gains/losses on securities sold during the year and net appreciation/depreciation on investments held as of the end of the year.

[4]      Payment of benefits:

Benefits are recorded when paid.

[5]      Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein,  and when applicable,  disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

KDA RETIREMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6]   Subsequent events:

During May of 2016, the participants of the Plan were notified that effective May 9, 2016, the Kyocera common stock would no longer be an investment option in the Plan. In addition, participants were given the opportunity to reallocate their current account balance invested in Kyocera common stock to other investment options in the Plan. If a participant did not perform a reallocation, then his or her Kyocera stock account balance was automatically reallocated to a retirement fund in the Plan corresponding to such participant’s age. The Company will file a post-effective amendment to the Form S-8 that was filed to register the common stock under the Plan in order to deregister any unissued shares of common stock.

NOTE C — FAIR VALUE MEASUREMENTS

Accounting Standards Codification Topic 820 (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.  ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value.  The standard describes three levels of inputs:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability; and
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common stock: Valued at the closing price reported on the New York Stock Exchange.

Self-directed participant investments: Valued at the closing price reported on the active market on which the individual securities are traded.

KDA RETIREMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

NOTE C — FAIR VALUE MEASUREMENTS (CONTINUED)

Mutual funds: Valued at the net asset value of shares held by the Plan at year end. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Common Trust Fund (“the Fund”): The Fund is valued at the NAV as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The Fund contains several redemption restrictions, including the right to require a 12 or 30 month waiting period/advance notice period for fund withdrawals initiated by the Company. The notice period may be waived by the trustee at its sole discretion. Generally, the advance notice period will be waived when the withdrawal will not violate the trusts minimum requirements for cash reserves. As of December 31, 2015 and 2014, there were no unfunded commitments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015:

Investments	Level 1	Level 2	Level 3	Total
Mutual Funds	$64,077,315	$—	$—	$64,077,315
Kyocera Corporation
Common Stock	1,658,173	—	—	1,658,173
Self-directed Investments	240,857	—	—	240,857
Investments in Fair Value Hierarchy	65,976,345	—	—	65,976,345
Investments at Net Asset Value (A)				17,594,355
Investments at Fair Value	$65,976,345	$—	$—	$83,570,700

KDA RETIREMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

NOTE C – FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014.

Investments	Level 1	Level 2	Level 3	Total
Mutual Funds	$59,891,306	$—	$—	$59,891,306
Kyocera Corporation
Common Stock	1,762,835	—	—	1,762,835
Self-directed Investments	177,249	—	—	177,249
Investments in Fair Value Hierarchy	61,831,389	—	—	61,831,389
Investments at Net Asset Value (A)				16,759,726
Investments at Fair Value	$61,831,389	$—	$—	$78,591,115

(A)       Certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to facilitate reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.

NOTE D - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 11, 2011, stating that the Plan is qualified under the Internal Revenue Code (“IRC”) and therefore the related trust is exempt from taxation.  The Plan has been amended since receiving the tax determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

KDA RETIREMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

NOTE E - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain investments are shares of registered investment companies and a stable value common trust fund managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the Plan custodian and, therefore, transactions related to these investments qualify as party-in-interest transactions.  Fees paid by the Plan to T. Rowe Price Trust Company were $54,423 for the year ended December 31, 2015.

At December 31, 2015 and 2014, the Plan had investments in the common stock of Kyocera Corporation, the Company’s ultimate Parent, at fair value of $1,658,173 and $1,762,835, respectively.

NOTE F - RISKS AND UNCERTAINTIES

The Plan provides for investment in various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments.  Accordingly, the valuation of investments at December 31, 2015 may not necessarily be indicative of amounts that could be realized in a current market exchange.

NOTE G - MUTUAL FUND FEES

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees.  12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds.  These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

KDA RETIREMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

NOTE H - RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits:

	December 31,
	2015	2014

Net assets available for benefits per financial statements	$85,362,506	$80,320,548

Adjustment from contract value to fair value for fully benefit responsive investment contracts	—	246,525

Net assets available for benefits per Form 5500	$85,362,506	$80,567,073

The following is a reconciliation of investment income:

Year Ended
December 31,
2015

Total investment income per financial statements	$9,686,216

2015 change in adjustment from contract value to fair value for fully benefit responsive investment contracts	(246,525)

Total investment income per Form 5500	$9,439,691

SUPPLEMENTARY INFORMATION

Employer Identification No. 95-2819506, Plan No. 002

Form 5500 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of Issuer	Description of Investment	Current Value

T. Rowe Price *	Stable Value Common Trust Fund	$17,594,355
	Equity Income Fund	2,279,707
	Balanced Fund	2,488,010
	Equity Index 500 Fund	4,842,015
	Growth Stock Fund	10,963,903
	Mid-Cap Value Fund	3,039,039
	New Horizons Fund	1,340,189
	Small-Cap Value Fund	1,843,812
	Global Technology Fund	4,012,534
	Retirement Income Fund	154,723
	Retirement 2005 Fund	265,747
	Retirement 2010 Fund	656,952
	Retirement 2015 Fund	2,183,332
	Retirement 2020 Fund	3,853,755
	Retirement 2025 Fund	3,765,163
	Retirement 2030 Fund	3,728,033
	Retirement 2035 Fund	1,593,416
	Retirement 2040 Fund	2,312,570
	Retirement 2045 Fund	1,662,312
	Retirement 2050 Fund	320,502
	Retirement 2055 Fund	534,753
	Prime Reserve Fund	43,056
		69,477,878

Metropolitan West	Total Return Bond I	3,364,101
Invesco	Asian Pacific Growth A	371,503
Franklin Templeton Investments	Templeton Growth Fund A	999,173
DFA	Emerging Market Sm Cap I	922,145
Artisan Partners Limited Partnership	Artisan Mid-Cap Fund	4,170,738
Artisan Partners Limited Partnership	Artisan International Fund	1,229,537
Third Avenue Management LLC	Third Avenue Real Estate Value Fund	1,136,595
Kyocera Corporation*	Common stock	1,658,173
Tradelink investments	Mutual Funds, Common Stock	240,857
Notes receivable from participants*	Interest rate – 4.25 - 6%	1,609,094
		$85,179,794

*                 Party-in-interest, as defined by ERISA